## Nasdaq Regulation

**Arnold Golub**
Vice President
Deputy General Counsel

September 9, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 9, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from SSGA Active Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


SPDR Galaxy Digital Asset Ecosystem ETF

SPDR Galaxy Hedged Digital Asset Ecosystem ETF

SPDR Galaxy Transformative Tech Accelerators ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*[signature]*